SEA OTTER SECURITIES GROUP, L.L.C.

EXEMPTION REPORT

Sea Otter Securities Group, L.L.C. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company may file an Exemption Report because the Company had no obligations under 17C.F.R Section 240.15c3-3.

2) The Company had no obligations under 17 C.F.R. Section 240.15c3-3 throughout the period July 27, 2015 (commencement of operations) through December 31, 2015 without exception.

SEA OTTER SECURITIES GROUP, L.L.C.

I, Hamin Nashid Abdullah, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:  _____

Title: Chief Operating Officer

Date: 3/11/16 _____